UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Linklaters LLP

Rua Leopoldo Couto Magalhães, 700 -1 º andar sala 11

Itaim Bibi - 04542-000 São Paulo - SP

Tel. No.: +(55.11) 3074.9520

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03236M101	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,734,649*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,734,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,734,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below), which are currently convertible and (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Notes (as defined below), which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events.
**	Based on 90,457,005 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 11,381,171 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and Tranche II Notes.

CUSIP No. 03236M101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,734,649*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,734,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,734,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below), which are currently convertible and (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Notes (as defined below), which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events.
**	Based on 90,457,005 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 11,381,171 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and Tranche II Notes.

CUSIP No. 03236M101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,734,649*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,734,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,734,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.03%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below), which are currently convertible and (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Notes (as defined below), which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events.
**	Based on 90,457,005 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 11,381,171 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and Tranche II Notes.

CUSIP No. 03236M101	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,734,649*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,734,649*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,734,649*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.03%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (i) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes (as defined below), which are currently convertible and (ii) 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Notes (as defined below), which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events.
**	Based on 90,457,005 shares of Common Stock which is the sum of the (a) 79,075,834 shares of common stock outstanding on October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 11,381,171 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and Tranche II Notes.

CUSIP No. 03236M101	13D	Page 6 of 11 Pages

Note to Schedule 13D

This Schedule 13D is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”).

CUSIP No. 03236M101	13D	Page 7 of 11 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value of $0.0001 per share, of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

Item 2. Identity and Background.

This Schedule 13D is filed jointly on behalf of Temasek Holdings (Private) Limited, a company incorporated under the laws of the Republic of Singapore, Fullerton Management Pte Ltd, a company incorporated under the laws of the Republic of Singapore, Cairnhill Investments (Mauritius) Pte Ltd, a company incorporated under the laws of Mauritius, and Maxwell (Mauritius) Pte Ltd, a company incorporated under the laws of Mauritius. Maxwell is a wholly-owned subsidiary of Cairnhill, which is in turn a wholly-owned subsidiary of FMPL, which is in turn a wholly-owned subsidiary of Temasek.

The address of principal business and principal office of each Reporting Person is:

Temasek Holdings (Private) Limited

60B Orchard Road, #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Fullerton Management Pte Ltd.

60B Orchard Road, #06-18 Tower 2,

The Atrium@Orchard,

Singapore 238891

Cairnhill Investments (Mauritius) Pte Ltd.

c/o IMM, Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

Maxwell (Mauritius) Pte Ltd.

c/o IMM, Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

The principal business of each of Temasek, FMPL, Cairnhill and Maxwell is investment holding.

Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Exhibit 1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used by Maxwell to acquire the shares of Common Stock herein described were obtained from proceeds of shareholder loans from its penultimate holding company, FMPL.

As of December 31, 2012, Maxwell directly owned 10,353,478 shares of Common Stock. The Reporting Persons previously reported the beneficial ownership of such shares of Common Stock on Schedule 13G pursuant to Rule 13d-1(d) on February 10, 2011 and on Amendment No. 1 Schedule 13G on December 28, 2012.

On August 8, 2013, Maxwell entered into a Securities Purchase Agreement (the “SPA”) for the sale of senior convertible promissory notes by the Issuer to Maxwell and certain other investors. The SPA was amended on October 16, 2013 and December 24, 2013. On October 16, 2013, pursuant to the SPA, Maxwell purchased a senior convertible note with a face value of $35,000,000 on the date of purchase (the “Tranche I Note”). The Tranche I Note matures on October 16, 2018 and is convertible into shares of Common Stock at the option of Maxwell at any time after February 8, 2015, or upon the occurrence of certain other events, at a conversion price equal to $2.44, subject to adjustment. Interest on the Tranche I Note is payable in kind for the first 30 months and is added to the principal every six months, which includes interest added to the principal balance after the date of issuance. The current principal balance of the Tranche I Note is $38,799,731. In connection with the SPA, Maxwell also acquired a warrant to purchase 1,000,000 shares of Common Stock at an exercise price of $0.01 per share, exercisable only if Total Energies Nouvelles Activités USA (“Total”) converts existing promissory notes with a certain per share conversion price into Common Stock.

CUSIP No. 03236M101	13D	Page 8 of 11 Pages

On January 15, 2014, pursuant to the SPA, Maxwell purchased a senior convertible note with a face a value of $25,000,000 on the date of purchase (the “Tranche II Note”). The Tranche II Note matures on January 15, 2019 and is convertible into shares of Common Stock at the option of Maxwell at any time after January 15, 2015, or upon the occurrence of certain other events, at a conversion price equal to $2.87, subject to adjustment. Interest on the Tranche II Note is payable in kind for the first 36 months and is added to the principal every twelve months. The current principal balance, of the Tranche II Note is $25,000,000.

On May 22, 2014, Maxwell acquired a 6.50% Convertible Senior Note due 2019 (the “Convertible Note”) with a face amount of $10,000,000. The Convertible Note matures on May 15, 2019. The Convertible Note is convertible into shares of Common Stock at the option of Maxwell at any time at an initial conversion rate of 267.0370 shares of Common Stock per $1,000 principal amount, which represents an initial conversion price of $3.74 per share. The Convertible Note is currently convertible. As of the date hereof, the Convertible Note was convertible into 2,670,370 shares of Common Stock.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the Common Stock for investment purposes.

On February 23, 2012, the Issuer, Maxwell and certain other investors entered into a Letter Agreement (the “Letter Agreement”) pursuant to which, among other things, (i) Maxwell and certain other investors each have the right to designate a director to serve on the Issuer’s board of directors (the “Director Appointment Right”) and (ii) prior to an acquisition of the Issuer or the sale or exclusive license to a third party of substantially all the assets of the Issuer, Maxwell and certain of the other investors have certain rights to invest in existing and future joint ventures established by the Issuer and a right of first investment in certain future transactions involving the sale of the Issuer’s securities or other capital raising efforts by the Issuers (the “Investment Rights”). Maxwell’s Director Appointment Right and Investment Rights expire if Maxwell holds less than 2,595,155 shares of Common Stock (subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations and the like occurring after February 23, 2012).

On June 4, 2012, Dr. Nam-Hai Chua, who had been designated by Maxwell to serve on the Issuer’s board of directors pursuant to Maxwell’s Director Appointment Right, was appointed by the Issuer’s board of directors to the Issuer’s board of directors. Dr. Chua was appointed to the Leadership Development and Compensation Committee of the Issuer’s board of directors in May 2013.

The summary of the Letter Agreement, the Director Appointment Right and the Investment Rights described in this Item 4 is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement set forth in Exhibit 2 and incorporated in this Item 4 by reference.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with the Issuer’s shareholders, management, stockholders and third parties regarding the corporate governance, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Any of the foregoing actions may be effected from at any time or from time to time, subject to applicable law. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of November 15, 2014, Maxwell is the direct beneficial owner of 10,353,478 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Tranche II Notes, which will become convertible on January 15, 2015 or earlier upon the occurrence of certain events, and the shares of Common Stock issuable upon conversion of the Convertible Notes, which are currently convertible. As of the date hereof, Maxwell is deemed to be the beneficial owner of 8,710,801 shares of Common Stock issuable upon conversion of the Tranche II Note and 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of November 15, 2014 (as set forth in the prior paragraph) by (ii) 90,457,005 shares of Common Stock, which is the sum of the (a) 79,075,834 shares of Common Stock outstanding as of October 31, 2014, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2014 filed with the Securities and Exchange Commission on November 7, 2014 and (b) the 11,381,171 shares of Common Stock that may be obtained by Maxwell upon conversion of the Tranche II Notes and the Convertible Notes held by Maxwell.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

CUSIP No. 03236M101	13D	Page 9 of 11 Pages

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 21,734,649 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 21,734,649 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 21,734,649 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the obligation to file this Schedule 13D. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The summary of the Letter Agreement, the Director Appointment Right and the Investment Rights set forth in Item 4 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement, which is set forth in Exhibit 2, and incorporated in this Item 6 by reference.

The summary of the SPA set forth in Item 3 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the SPA and the amendments thereto, which are set forth in Exhibit 3 and incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Maxwell and certain other investors entered into Amended and Restated Investor Rights Agreement (the “IRA”). The IRA was subsequently amended on February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013 and December 24, 2013. Pursuant to the IRA, Maxwell and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders and shares issued upon conversion of convertible notes. Further, under the IRA, if the Issuer registers securities for public sale, the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017.

On August 8, 2013, the Issuer, Maxwell and other investors entered into a voting agreement, pursuant to which, Maxwell and the other investors agreed (the “Voting Agreement”) to vote their shares of Common Stock in favor of the transactions contemplated by the SPA and against any proposal in opposition to the transaction contemplated by the SPA.

On May 8, 2014, the Issuer, Maxwell and other investors entered into an amended and restated letter agreement (the “A&R Registration Rights Letter”), which amended and restated the Letter Agreement dated as of December 24, 2013. Pursuant to the May 2014 Letter Agreement, the Issuer granted Maxwell and the other parties to the SPA, certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Tranche I Notes and the Tranche II Notes. Further, under the A&R Registration Rights Letter requires the Issuer to pay certain liquidated damages to Maxwell and the other holders of the Tranche I Notes and the Tranche II Notes if such registration is not completed as required.

On October 16, 2013, the Issuer issued a warrant to Maxwell in connection with the SPA (the “Warrant”). The Warrant provides the right to Maxwell to purchase 1,000,000 shares of Common Stock at an exercise price of $0.01 per share. The Warrant is not currently exercisable and becomes exercisable only if Total converts certain pre-existing convertible promissory notes.

The foregoing summary of the IRA, the Voting Agreement, the A&R Registration Rights Letter and the Warrant is generalized, does not purport to be complete and, as such, is qualified in its entirety by the IRA, which is set forth in Exhibit 7, the Voting Agreement, which is set forth in Exhibit 13, the A&R Registration Rights Letter, which is set forth in Exhibit 14, and the Warrant, which is set forth in Exhibit 6, each is incorporated in this Item 6 by reference.

CUSIP No. 03236M101	13D	Page 10 of 11 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Information regarding the Instruction C persons.

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(3)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(7)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(8)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.
(9)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.
(10)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(13)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.

CUSIP No. 03236M101	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 25, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Sio Han Boon
Name: Sio Han Boon
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director